Exhibit 18.1

PREFERABILITY LETTER OF PRICEWATERHOUSECOOPERS LLP

Board of Directors

Nexeo Solutions Holdings, LLC

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form S-4 filing.

We have been provided a copy of the Company’s financial statements for the three months ended December 31, 2011. Note 2 therein describes a change in accounting principle from last-in, first-out (“LIFO”) method of accounting for U.S. inventories to the weighted average cost method. It should be understood that the preferability of one acceptable method of accounting over another for inventory costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the financial statements, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

We have not audited any financial statements of the Company as of any date or for any period subsequent to September 30, 2011. Accordingly, our comments are subject to change upon completion of an audit of the financial statements covering the period of the accounting change.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
Houston, Texas February 14, 2012